FOURTH AMENDMENT
TO LOAN AND SECURITY AGREEMENT

THIS FOURTH AMENDMENT (this “Amendment”), dated as of October 14, 2011, by and among LOUISIANA-PACIFIC CORPORATION, a Delaware corporation (the “Company”), the U.S. Subsidiaries of the Company listed on the signature pages hereto (together with the Company, the “U.S. Borrowers”), the Canadian Subsidiaries of the Company listed on the signature pages hereto (the “Canadian Borrowers” and together with the U.S. Borrowers, the “Borrowers”), the Lenders party to the Loan and Security Agreement referenced below (the “Lenders”) and BANK OF AMERICA, N.A., as the Administrative Agent (the “Agent”) for the Lenders.

STATEMENT OF PURPOSE

The Borrowers, the Lenders and the Agent are parties to that certain Loan and Security Agreement dated as of March 10, 2009 (as amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”).
The Borrowers have requested that the Agent and the Lenders agree to amend the Loan Agreement in certain respects, as more specifically set forth herein.
Subject to the terms and conditions set forth herein, the Agent and the Lenders have agreed to grant such requests of the Borrowers.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
SECTION 1Capitalized Terms. All capitalized undefined terms used in this Amendment (including, without limitation, in the Statement of Purpose hereto) shall have the meanings assigned thereto in the Loan Agreement.

SECTION 2Amendments to Loan Agreement. The Loan Agreement is hereby amended as follows:
2.1    New Definitions to be Added to Section 1 of the Loan Agreement. The following new definitions are hereby added to Section 1 of the Loan Agreement in appropriate alphabetical order to read in their entirety as follows:
“Additional Debt” shall have the meaning given to such term in Section 10.3(h)(iii).
    “Fitch” shall mean Fitch, Inc.
    “Other Vendor Managed Inventory” shall mean Inventory located at or consigned to Lowe's, Home Depot or other customers approved by Agent provided each such customer has an S&P or Fitch rating of BB+ or better or a Moody's rating of Ba1 or better.
“Perfected Vendor Managed Inventory” shall mean Inventory purchased or sold on consignment with respect to which Agent holds a first priority perfected Lien subject to arrangements satisfactory to Agent, which shall include filing of appropriate UCC-1 or PPSA financing statements naming the consignor as secured party and the consignee as debtor which are assigned to Agent, notification by the consignor to the consignee's inventory lenders to the extent required under the UCC of PPSA, as applicable, and Collateral Access Agreements.
“Senior Note Priority Collateral” shall have the meaning given to the term “Note Priority Collateral” in the Intercreditor Agreement.
2.2    Amended Definitions. The following definitions in Section 1 of the Loan Agreement are hereby amended and restated in their entirety to read as follows:
(a) “Applicable Percentage” shall mean for Eurodollar Rate Loans, Canadian BA Rate Loans, Base Rate Loans, and Canadian Base Rate Loans, the appropriate applicable percentages corresponding to the Level of Average Excess Availability determined as of the most recent Calculation Date as shown below:

Level	Average Excess Availability	Applicable Percentage for Eurodollar Rate and Canadian BA Rate Loans	Applicable Percentage for Base Rate and Canadian Base Rate Loans
1	Less than $30,000,000	2.75%	1.75%
2	Greater than or equal to $30,000,000 but less than $65,000,000	2.5%	1.5%
3	Greater than or equal to $65,000,000	2.25%	1.25%

The Applicable Percentage shall be determined and adjusted quarterly on the date (each a “Calculation Date”) five (5) Business Days after the date on which the Administrative Borrower provides the Borrowing Base Certificate in accordance with the provisions of Section 7.1(a) hereof for the last month of the applicable quarterly period or such quarterly period, as applicable; provided that (i) the initial Applicable Percentages shall be based on Level 3 (as shown above) and shall remain at Level 3 until December 31, 2011, and, thereafter, the Level shall be determined by the Average Excess Availability for the applicable quarterly period, and (ii) if the Administrative Borrower fails to provide the Borrowing Base Certificate to Agent as required by and within the time limits set forth in Section 7.1(a) hereof, the Applicable Percentage from the applicable date of such failure shall be based on Level 1 until one (1) Business Day after the applicable Borrowing Base Certificate is provided, whereupon the Level shall be determined by the Average Excess Availability as of the most recent Calculation Date. Except as set forth above, each Applicable Percentage shall be effective from one Calculation Date until the next Calculation Date. Upon any increase in the Maximum Credit pursuant to Section 2.5 hereof, each of the dollar amounts set forth in the grid above shall be increased by the proportionate percentage amount of the increase in the Maximum Credit.
“Business Day” shall mean any day other than a Saturday, Sunday, or other day on which commercial banks are authorized or required to close under the laws of the State of New York or the State of North Carolina or Province of Ontario, and a day on which Agent is open for the transaction of business, except that if a determination of a Business Day shall relate to any Eurodollar Rate Loans, the term Business Day shall also exclude any day on which banks are closed for dealings in dollar deposits in the London interbank market or other applicable Eurodollar Rate market.
“Cash Dominion Event” shall mean either (a) the occurrence and continuance of any Event of Default or (b) Total Excess Availability shall at any time be less than the greater of (i) 20% of the Maximum Credit and (ii) $20,000,000.
“Fee Letter” shall mean the letter agreement dated October ___, 2011 by and between the Agent and the Company.
“Maturity Date” shall mean October 14, 2016.
2.3    Amendment to clause (b) of the definition of “Canadian Borrowing Base.” Clause (b) of the definition of “Canadian Borrowing Base” is amended in its entirety so that such clause now reads as follows:
    (b)    the lesser of:

    (i)    the sum of (A) sixty-five percent (65%) multiplied by the Value of Canadian Eligible Inventory consisting of finished goods, plus (B) fifty-five percent (55%) multiplied by the Value of Canadian Eligible Inventory consisting of eligible raw materials (including logs and work-in-process inventory), plus (C) the sum of (1) the lesser of (x) fifty percent (50%) multiplied by the Value of Permitted In-Transit Inventory and (y) $10,000,000 minus (2) the amount of Permitted In-Transit Inventory included in the U.S. Borrowing Base; provided that advances, in the aggregate for all Borrowers, against (x) logs shall not exceed (1) $35,000,000 from November through April and (2) $25,000,000 from May through October, (y) Perfected Vendor Managed Inventory shall not exceed $20,000,000 minus the amount of Perfected Vendor Managed Inventory included in the U.S. Borrowing Base against which U.S. Loans are outstanding (for purposes of this calculation the Perfected Vendor Managed Inventory portion of the U.S. Loans outstanding shall be deemed the last amount borrowed) and (z) Other Vendor Managed Inventory shall not exceed $10,000,000 minus the amount of Other Vendor Managed Inventory included in the U.S. Borrowing Base against which U.S. Loans are outstanding (for purposes of this calculation the Other Vendor Managed Inventory portion of the U.S. Loans outstanding shall be deemed the last amount borrowed); or
    (ii)    eighty-five percent (85%) of the Net Recovery Percentage multiplied by the Value of all Canadian Eligible Inventory (including finished goods, work-in-process and raw materials); provided that advances, in the aggregate for all Borrowers, against (x) logs shall not exceed (1) $35,000,000 from November through April and (2) $25,000,000 from May through October, (y) Perfected Vendor Managed Inventory shall not exceed $20,000,000 minus the amount of Perfected Vendor Managed Inventory included in the U.S. Borrowing Base against which U.S. Loans are outstanding (for purposes of this calculation the Perfected Vendor Managed Inventory portion of the U.S. Loans outstanding shall be deemed the last amount borrowed) and (z) Other Vendor Managed Inventory shall not exceed $10,000,000 minus the amount of Other Vendor Managed Inventory included in the U.S. Borrowing Base against which U.S. Loans are outstanding (for purposes of this calculation the Other Vendor Managed Inventory portion of the U.S. Loans outstanding shall be deemed the last amount borrowed), minus
    2.4    Amendment to clause (b) of the definition of “U.S. Borrowing Base.” Clause (b) of the definition of “U.S. Borrowing Base” is amended in its entirety so that such clause now reads as follows:
    (b)    the lesser of:
    (i)    the sum of (A) sixty-five percent (65%) multiplied by the Value of U.S. Eligible Inventory consisting of finished goods, plus (B) fifty-five percent (55%) multiplied by the Value of U.S. Eligible Inventory consisting of eligible raw materials (including logs and work-in-process inventory), plus (C) the sum of (1) the lesser of (x) fifty percent (50%) multiplied by the Value of Permitted In-Transit Inventory and (y) $10,000,000 minus (2) the amount of Permitted In-Transit Inventory included in the Canadian Borrowing Base; provided that advances, in the aggregate for all Borrowers, against (x) logs shall not exceed (1) $35,000,000 from November through April and (2) $25,000,000 from May through October, (y) Perfected Vendor Managed Inventory shall not exceed $20,000,000 minus the amount of Perfected Vendor Managed Inventory included in the Canadian Borrowing Base against which Canadian Loans are outstanding (for purposes of this calculation the Perfected Vendor Managed Inventory portion of the Canadian Loans outstanding shall be deemed the last amount borrowed) and (z) Other Vendor Managed Inventory shall not exceed $10,000,000 minus the amount of Other Vendor Managed Inventory included in the Canadian Borrowing Base against which Canadian Loans are outstanding (for purposes of this calculation the Other Vendor Managed Inventory portion of the Canadian Loans outstanding shall be deemed the last amount borrowed), or
    (ii)    eighty-five percent (85%) of the Net Recovery Percentage multiplied by the Value of all U.S. Eligible Inventory (including finished goods, work in process and raw materials); provided that advances, in the aggregate for all Borrowers, against (x) logs shall not exceed (1) $35,000,000 from November through April and (2) $25,000,000 from May through October, (y) Perfected Vendor Managed Inventory shall not exceed $20,000,000 minus the amount of Perfected Vendor Managed Inventory included in the Canadian

Borrowing Base against which Canadian Loans are outstanding (for purposes of this calculation the Perfected Vendor Managed Inventory portion of the Canadian Loans outstanding shall be deemed the last amount borrowed) and (z) Other Vendor Managed Inventory shall not exceed $10,000,000 minus the amount of Other Vendor Managed Inventory included in the Canadian Borrowing Base against which Canadian Loans are outstanding (for purposes of this calculation the Other Vendor Managed Inventory portion of the Canadian Loans outstanding shall be deemed the last amount borrowed), minus
    2.5    Amendment to clause (k) of the definition of “Canadian Eligible Inventory.” Clause (k) of the definition of “Canadian Eligible Inventory” is amended in its entirety so that such clause now reads as follows:
(k)    Inventory purchased or sold on consignment other than Perfected Vendor Managed Inventory and Other Vendor Managed Inventory;
2.6    Amendment to clause (k) of the definition of “U.S. Eligible Inventory.” Clause (k) of the definition of “U.S. Eligible Inventory” is amended in its entirety so that such clause now reads as follows:
(k)    Inventory purchased or sold on consignment other than Perfected Vendor Managed Inventory and Other Vendor Managed Inventory;
2.7    Amendment to Section 5 of the Loan Agreement. Section 5 of the Loan Agreement is hereby amended to include the following new Section 5.3 at the end thereof:
“Section 5.3    Automatic Release of Security Interest. Agent and each Lender hereby agree that, upon the payment in full in cash of all Senior Notes, Additional Notes and PAPPO (other than a payment in full in connection with the incurrence of Refinancing Indebtedness secured by a first priority lien on Senior Note Priority Collateral), (i) the liens and security interests granted to the Agent, for the benefit of the Secured Parties, on all Senior Note Priority Collateral shall be automatically released and discharged, (ii) the U.S. Pledge Agreement, U.S. Special Pledge Agreement, all security agreements evidencing a security interest solely in Intellectual Property and all Mortgages shall automatically terminate and be of no further force and effect, (iii) the Agent and each Lender shall promptly execute and deliver amendments to this Agreement and the Canadian Collateral Documents in form and substance reasonably satisfactory to the Agent, the Required Lenders and the Loan Parties that eliminate all provisions that grant a security interest in and/or Lien on the Senior Note Priority Collateral and eliminate all covenants and representations that are typically only found in agreements and documents evidencing Indebtedness secured by fixed assets (including, without limitation, Sections 7.4, 8.11, 8.16, 9.9, 9.10, 9.13 (as it relates to the grant of a security interest in Senior Notes Priority Collateral), 10.1 (as it relates to prohibitions on sales, assignments, leases, licenses, transfers or other dispositions of Senior Notes Priority Collateral) and 10.2 (as it relates to prohibitions on Liens on Senior Notes Priority Collateral) of this Agreement), and (iv) Agent shall promptly (a) file UCC-3 and PPSA amendments with respect to each UCC-1 financing statement and PPSA filing filed against the Loan Parties that eliminate the Senior Note Priority Collateral from the collateral descriptions contained in such filings, and (b) execute and deliver such mortgage releases, intellectual property release agreements and other release documentation and take such other steps as the Borrower may reasonably request in order to release the security interest in and Lien on the Senior Notes Priority Collateral. Borrowers acknowledge and agree, that if the Lien on the Senior Note Priority Collateral has been released pursuant to this Section 5.3, then upon the issuance of Indebtedness pursuant to Section 10.3(h) that is secured by a Lien on all or any portion of the Senior Note Priority Collateral, the Borrowers and Guarantors shall immediately grant a second priority security interest to the Agent, for the benefit of the Security Parties, in such Senior Notes Priority Collateral and shall enter into amendments to this Agreement and the Canadian Collateral Documents and such other agreements and instruments as may be necessary to reinstate the provisions that were eliminated or the agreements that were terminated pursuant to this Section 5.3.
2.8    Amendment to Section 6.3 of the Loan Agreement. Section 6.3 of the Loan Agreement is

hereby amended to read in its entirety as follows:
6.3    Collection of Accounts.
Borrowers shall maintain Deposit Account Control Agreements in favor of Agent on their deposit accounts to the extent required by and in accordance with Section 5.2(d). Except following the occurrence and during the continuation of a Cash Dominion Event, Agent will not give notice under any Deposit Account Control Agreement terminating the Borrowers' right to have access to such deposit accounts or give instructions with respect thereto. Immediately upon the occurrence of any Cash Dominion Event, the Borrowers, upon the request of the Agent, shall deliver to Agent a schedule of all deposit accounts, that to the knowledge of the Borrowers, are maintained by the Loan Parties, which schedule includes, with respect to each depository (i) the name and address of such depository, (ii) the account name and number(s) maintained with such depository and (iii) a contact person at such depository. The occurrence of a Cash Dominion Event shall be deemed continuing (unless Agent otherwise agrees in its reasonable discretion or Agent, in its reasonable credit judgment, has determined that the circumstances surrounding such Cash Dominion Event cease to exist) (x) so long as any Event of Default is continuing that has not been waived and/or (y) until Total Excess Availability for any ninety (90) consecutive calendar days is equal to or greater than the greater of 20% of the Maximum Credit or $20,000,000; provided that a third Cash Dominion Event shall be deemed to continue for the entire term of the Credit Facility notwithstanding the occurrence of an event described in clause (x) or (y) above.
2.9    Amendment to Section 7.3 of the Loan Agreement. Section 7.3 of the Loan Agreement is amended to read in its entirety as follows:
7.3    Inventory Covenants.    With respect to the Inventory: (a) each Loan Party shall at all times maintain inventory records, keeping correct and accurate records itemizing and describing the kind, type, quality and quantity of Inventory and such Loan Party's cost therefor; (b) Loan Parties shall conduct a physical count of the Inventory in accordance with the Loan Parties' historical practice in effect on the Closing Date but at any time or times as Agent may request upon the occurrence and during the continuation of an Event of Default or a Cash Dominion Event, and promptly following such physical inventory shall supply Agent with a report in the form and with such specificity as may be satisfactory to Agent concerning such physical count; (c) Loan Parties shall not remove any Inventory from the locations set forth or permitted herein, without the prior written consent of Agent, except for sales of Inventory in the ordinary course of its business and except to move Inventory directly from one location set forth or permitted herein to another such location and except for Inventory shipped from the manufacturer thereof to such Loan Party which is in transit to the locations set forth or permitted herein; (d) upon Agent's request, Borrowers shall, at their expense, no more than three (3) times in any twelve (12) month period, but at any time or times as Agent may request upon the occurrence and during the continuation of an Event of Default, deliver or cause to be delivered to Agent written appraisals as to the Inventory in form, scope and methodology acceptable to Agent and by an appraiser acceptable to Agent, addressed to Agent and Lenders and upon which Agent and Lenders are expressly permitted to rely; provided (i) that if no Event of Default has occurred and is continuing and Excess Liquidity is greater than $100,000,000, the Borrowers shall be required to bear the cost of only one such field examination and one such appraisal in any 12 month period; (ii) that if no Event of Default has occurred and is continuing and Excess Liquidity is less than $100,000,000 or if Total Excess Availability is less than fifty percent (50%) of the Maximum Credit but equal to or greater than twenty-five percent (25%) of the Maximum Credit, the Borrowers shall be required to bear the cost of only two such field examinations and two such appraisals in any 12 month period and (iii) that if no Event of Default has occurred and is continuing and if Total Excess Availability is less than twenty-five percent (25%) of the Maximum Credit, the Borrowers shall be required to bear the cost of only three such field examinations and three such appraisals in any 12 month period; (e) Loan Parties shall produce, use, store and maintain the Inventory with all reasonable care and caution and in accordance with applicable standards of any insurance and in conformity with applicable laws (including the requirements of the Federal Fair Labor Standards Act of 1938, as amended and all rules, regulations and orders related thereto); (f) none of the Inventory or other Collateral constitutes farm products or the proceeds thereof; (g) each Loan Party assumes all responsibility and liability arising from or relating to the production, use, sale or other disposition of the Inventory; (h) Loan Parties shall keep the Inventory in good and marketable condition (other than Inventory that is old or obsolete or that the Loan Parties no longer intend to sell in the ordinary course of business); and (i) Loan Parties shall not, without prior written notice to Agent or the specific identification of such Inventory in a report with respect thereto provided by the Administrative Borrower to Agent pursuant to Section 7.1(a) hereof, acquire or accept any Inventory on consignment or approval.

2.10    Amendment to Section 9.14 of the Loan Agreement. Section 9.14 of the Loan Agreement is hereby amended to read in its entirety as follows:
9.14    Fixed Charge Coverage Ratio.    If at any time Total Excess Availability is less than the greater of $15,000,000 or 15% of the Maximum Credit (a “Financial Covenant Trigger Event”), the Company shall maintain a Fixed Charge Coverage Ratio of at least 1.10 to 1.00 as of the immediately preceding fiscal month end for which financial statements are available and as of each subsequent fiscal month end thereafter; provided that (a) a breach of such covenant when so tested shall not be cured by a subsequent increase of Total Excess Availability above the greater of $15,000,000 or 15% of the Maximum Credit and (b) such requirement to maintain a Fixed Charge Coverage Ratio of at least 1.10 to 1.00 shall no longer apply for subsequent periods if Total Excess Availability on each day during any period of ninety (90) consecutive days commencing after the date of such Financial Covenant Trigger Event is not less than the greater of 15% of the Maximum Credit or $15,000,000, after which time the requirement to comply with the Fixed Charge Coverage Ratio shall not apply unless a subsequent Financial Covenant Trigger Event occurs.
2.11    Amendment to Section 10.1 of the Loan Agreement. The first clause of Section 10.1 of the Loan Agreement (i.e., all words prior to the colon (:)) is hereby amended in its entirety to read as follows:
“No Loan Party shall, nor shall it permit any Subsidiary to, directly or indirectly, merge or consolidate with or into any other Person or sell, issue, assign, lease, license, transfer, abandon, or otherwise dispose of any Capital Stock, Indebtedness (other than the issuance of Indebtedness permitted under Section 10.3 and any sale of notes related thereto occurring substantially contemporaneously with such issuance), or all or substantially all of its assets (whether in one transaction or a series of transactions) to any other Person, or dissolve or liquidate, provided that this Section shall not prohibit:”

2.12    Amendment to Section 10.3(h) of the Loan Agreement. Section 10.3(h) of the Loan Agreement is hereby amended to read in its entirety as follows:
(h)(i) Indebtedness of the Loan Parties evidenced by the Senior Notes; (ii) Indebtedness of the Loan Parties evidenced by Additional Notes and/or PAPPO, in each case, on terms not materially less favorable to any of the Loan Parties (including an intercreditor agreement in form and substance satisfactory to Agent) than those governing the Senior Notes; (iii) other secured or unsecured Indebtedness of the Loan Parties (“Additional Debt”); provided that (A) such Additional Debt shall not have a maturity earlier than the date that is six months after the Maturity Date, (B) if such Additional Debt is secured by liens on ABL Priority Collateral, the Liens of the Agent granted pursuant to the Loan Documents shall have priority over such liens granted to secure such Additional Debt, (C) if such Additional Debt is secured by Liens on Senior Notes Priority Collateral, such Liens may have priority over the Liens of the Agent on such Senior Notes Priority Collateral on substantially the same terms and conditions set forth in the Intercreditor Agreement and (D) if such Additional Debt is secured, the holders of such Additional Debt or one or more agents for such holders and the Agent shall have entered into an intercreditor agreement in form and substance reasonably satisfactory to Agent; and

(iv) Refinancing Indebtedness in respect of any Indebtedness described in clauses (i), (ii) or (iii) of this clause (h); provided, however, that the aggregate principal amount of all Indebtedness permitted under this clause (h) shall not exceed $650,000,000 at any time outstanding;”
2.13    Amendment to Section 10.8 of the Loan Agreement. Section 10.8 of the Loan Agreement is hereby amended to read in its entirety as follows:
“10.8    Limitation of Restrictions Affecting Subsidiaries. Each Loan Party shall not, directly, or indirectly, create or otherwise cause or suffer to exist any encumbrance or restriction that prohibits or limits the ability of any Loan Party or any Subsidiary of such Loan Party to (a) pay dividends or make other distributions or pay any Indebtedness owed to such Loan Party or any Subsidiary of such Loan Party, (b) make loans or advances to such Loan Party or any Subsidiary of such Loan Party, (c) transfer any of its properties or assets to such Loan Party or any Subsidiary of such Loan Party, or (d) create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than encumbrances and restrictions arising under (i) applicable law, (ii) this Agreement and the other Loan Documents, (iii) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of such Loan Party or any Subsidiary of such Loan Party, (iv) customary restrictions on dispositions of real property interests found in reciprocal easement agreements of such Loan Party or any Subsidiary of such Loan Party, (v) any agreement relating to permitted Indebtedness incurred by a Subsidiary of such Loan Party prior to the date on which such Subsidiary was acquired by such Loan Party and outstanding on such acquisition date, (vi) any document or agreement evidencing contractual obligations in existence on the Closing Date (including the Senior Notes) and any amendment, extension, continuation or refinancing of such obligations; provided that any such encumbrances or restrictions contained in any document or agreement, as so amended, extended, continued or refinanced, are no more restrictive, taken as a whole, than those encumbrances and restrictions contained in such document or agreement immediately prior to such amendment, extension, continuation or refinancing, (vii) Indebtedness incurred after the Closing Date and permitted under Section 10.3(b); provided that any encumbrance or restriction shall be effective only against the assets financed thereby or the proceeds thereof, (viii) Indebtedness incurred after the Closing Date and permitted under Section 10.3(m), (ix) Indebtedness permitted to be incurred under Section 10.3(h) or (q) by any of the Loan Parties and any amendment, extension, continuation or refinancing of such Indebtedness; provided that any such encumbrances or restrictions contained in any document or agreement evidencing such Indebtedness and any amendment, extension, continuation or refinancing of such Indebtedness, are no more restrictive, taken as a whole, than those encumbrances and restrictions contained in this Agreement (in effect as of the Closing Date); (x) Indebtedness permitted to be incurred under Section 10.3(e) or (p) by any of the Loan Parties after the Closing Date and any amendment, extension, continuation or refinancing of such Indebtedness; provided that any such encumbrances or restrictions contained in any document or agreement evidencing such Indebtedness and any amendment, extension, continuation or refinancing of such Indebtedness (A) are not more restrictive, taken as a whole, than those encumbrances and restrictions contained in this Agreement (in effect as of the Closing Date), (B) do not restrict in any manner (directly or indirectly) Liens created pursuant to the Loan Documents and (C) do not require the direct or indirect granting of any Lien securing any Indebtedness, and (xi) Indebtedness permitted to be incurred under Section 10.3(r) by any of the Loan Parties after the Closing Date and any amendment, extension, continuation or refinancing of such Indebtedness; provided that any such encumbrances or restrictions contained in any document or agreement evidencing such Indebtedness and any amendment, extension, continuation or refinancing of such Indebtedness are no more restrictive, taken as a whole, than those encumbrances and restrictions contained in such document or agreement immediately prior to such amendment, extension, continuation or refinancing.”
2.14    Amendment to Section 10.12(b) of the Loan Agreement. Section 10.12 of the Loan Agreement is hereby amended as follows:
(i)    by restating clause (b) of Section 10.12 as follows:

“(b)    the Indebtedness permitted under clause (h) of Section 10.3 of the Loan Agreement in accordance with the conditions of subclauses (i) or (ii) as follows:
(i)    Loan Parties may make such prepayment, redemption, purchase, cancellation, forgiveness or retirement with the proceeds from the sale, casualty or other disposition of Senior Note Priority Collateral of the Company or any of its Subsidiaries that are required to be used to repurchase such Indebtedness, as applicable, pursuant to the terms of the Senior Note Indenture; and
(ii)    Loan Parties may make such prepayment, redemption, purchase, cancellation, forgiveness or retirement with the proceeds from the sale of common stock of the Company or any of its Subsidiaries so long as immediately prior to and after giving effect to any such payment, redemption, purchase, cancellation, forgiveness or retirement of such Indebtedness, as applicable, (A) no Default or Event of Default exists or would result therefrom and (B) the Aggregate Threshold Test is satisfied;

(ii)	by deleting the “and” at the end of clause (c);

(iii)	by deleting the period at the end of clause (d) and replacing it with “;” and

(iv)	by adding the following new clauses (e) and (f):
(e)    any Indebtedness permitted under Section 10.3 so long as either (a)(1) Excess Liquidity is greater than $200,000,000 for each of the thirty (30) days prior to the making of such prepayment, redemption, purchase, cancellation, forgiveness or retirement and on and after the making of such prepayment, redemption, purchase, cancellation, forgiveness or retirement (in each case calculated on the assumption that such prepayment, redemption, purchase, cancellation, forgiveness or retirement was made on the first of such thirty (30) days) and (2) no Default or Event of Default exists or would result therefrom or (b)(1) the Fixed Charge Coverage Ratio for the twelve (12) trailing months ending as of the last day of the most recent month for which financial statements are available is greater than 1.1 to 1.0, (2) the Aggregate Threshold Test has been satisfied for each of the thirty (30) days prior to the making of such prepayment, redemption, purchase, cancellation, forgiveness or retirement and on and after the making of such prepayment, redemption, purchase, cancellation, forgiveness or retirement (in each case calculated on the assumption that such prepayment, redemption, purchase, cancellation, forgiveness or retirement was made on the first of such thirty (30) days) and (3) no Default or Event of Default exists or would result therefrom; and
(f)    any Indebtedness permitted under Section 10.3 with the proceeds of Refinancing Indebtedness permitted under Section 10.3.
2.15    Amendment to Section 11.1(a) of the Loan Agreement. Section 11.1(a) of the Loan Agreement is hereby amended to read in its entirety as follows:
(a)     (i) (A) the Borrowers fail to pay when due any principal of Loans or any reimbursement obligation in respect of any Letter of Credit or (B) the Borrowers fail to pay when due any interest on the Loans, any fees payable hereunder or under any Fee Letter or any other Obligation and such failure to pay continues for five (5) or more Business Days, (ii) any Loan Party fails to perform any of the covenants contained in Sections 6.3, 6.7, 7.7, 9.5, 9.14 or Section 10 of this Agreement, (iii) any Loan Party fails to perform the covenants contained in Sections 7.1 or 9.6 and such failure to perform continues for five (5) or more days, (iv) any Loan Party fails to perform the covenant contained in Section 9.1(c) and such failure to perform continues for ten (10) or more days after the earlier of receipt by such Loan Party of notice thereof from Agent or any Lender or after an Responsible Officer of the Administrative Borrower or of such Loan Party obtains knowledge thereof or (v) any Loan Party fails to perform any of the terms, covenants, conditions or provisions contained in this Agreement or any of the other Loan Documents above and such failure shall continue for thirty (30) days after the earlier of receipt by such Loan Party of notice thereof from Agent or any Lender or after any Responsible Officer of the Administrative Borrower or of such Loan Party obtains knowledge thereof;
2.16    Amended Schedules to the Loan Agreement. Schedules 5.1, 5.2(b), 8.2, 8.9(c), 8.11 and 8.12 to the Loan Agreement shall be amended by replacing such schedules with the respective schedules attached hereto.
SECTION 3Waiver of Notices. Agent and the Lenders hereby waive any obligation of the Borrowers to deliver any notice to Agent or any Lender that would otherwise be required to be delivered pursuant to the Loan Documents in connection with this Amendment.

SECTION 4Effectiveness. This Amendment shall become effective on the date upon which each of the following conditions is satisfied (such date, the “Effective Date”):

4.1This Amendment. The Agent shall have received counterparts of this Amendment duly executed by each of the Borrowers, the Agent and each of the Lenders.
4.2Other Documents. The Agent shall have received any other documents or instruments reasonably requested by the Agent in connection with the execution of this Amendment.

SECTION 5Limited Effect. Except as expressly provided herein, the Loan Agreement and the other Loan Documents shall remain unmodified and in full force and effect. This Amendment shall not be deemed (a) to be a waiver of, or consent to, or a modification or amendment of, any other term or condition of the Loan Agreement or any other Loan Document or a waiver of any Default or Event of Default, (b) to prejudice any right or rights which the Agent or the Lenders may now have or may have in the future under or in connection with the Loan Agreement or the other Loan Documents or any of the instruments or agreements referred to therein, as the same may be amended, restated, supplemented or modified from time to time, or (c) to be a commitment or any other undertaking or expression of any willingness to engage in any further discussion with any Borrower or any other Person with respect to any waiver, amendment, modification or any other change to the Loan Agreement or the Loan Documents or any rights or remedies arising in favor of the Lenders or the Agent, or any of them, under or with respect to any such documents.

SECTION 6Representations and Warranties. Each Borrower represents and warrants that (a) it has the corporate power and authority to make, deliver and perform this Amendment, (b) it has taken all necessary corporate or other action to authorize the execution, delivery and performance of this Amendment, (c) this Amendment has been duly executed and delivered on behalf of such Borrower, (d) this Amendment constitutes a legal, valid and binding obligation of such Borrower, enforceable against such Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles, (e) each of the representations and warranties made by such Borrower in or pursuant to the Loan Documents is true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof, except for any representation and warranty made as of an earlier date, which representation and warranty shall remain true and correct as of such earlier date; provided that any representation or warranty that is qualified as to “materiality”, “Material Adverse Effect” or similar language shall be true and correct (after giving effect to any qualification therein) in all respects on such respective dates and (f) no Default or Event of Default has occurred and is continuing as of the date hereof or after giving effect hereto.

SECTION 7Acknowledgement and Reaffirmation. By its execution hereof, each Borrower hereby expressly (a) acknowledges and agrees to the terms and conditions of this Amendment, (b) reaffirms all of its respective covenants, representations, warranties and other obligations set forth in the Loan Agreement and the other Loan Documents to which it is a party and (c) acknowledges that its respective covenants, representations, warranties and other obligations set forth in the Loan Agreement and the other Loan Documents to which it is a party remain in full force and effect.

SECTION 8Upfront Fees. The Borrowers agree to pay the Agent for the ratable benefit of the Lenders upfront fees of $375,000 (the “Upfront Fees”), which Upfront Fees are fully earned, due and payable upon the execution of this Amendment. The Agent will promptly distribute to the Lenders their respective pro rata portions of such Upfront Fees.

SECTION 9Costs and Expenses. The Borrowers agree to pay in accordance with Section 9.11 of the Loan Agreement all reasonable costs and expenses of the Agent in connection with the preparation, execution and delivery of this Amendment and the other instruments and documents to be delivered hereunder, including, without limitation, the reasonable fees and out-of-pocket expenses of counsel for the Agent with respect thereto and with respect to advising the Agent as to its rights and responsibilities hereunder and thereunder.

SECTION 10Execution in Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

SECTION 11Governing Law. The validity, interpretation and enforcement of this Amendment shall be governed by the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York.

SECTION 12Entire Agreement. This Amendment is the entire agreement, and supersedes any prior agreements and contemporaneous oral agreements, of the parties concerning its subject matter.

SECTION 13Successors and Assigns. This Amendment shall be binding on and inure to the benefit of the parties and their respective heirs, beneficiaries, successors and permitted assigns.

2259.3
IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers, all as of the day and year first written above.
U.S. BORROWERS:    LOUISIANA-PACIFIC CORPORATION

By:    /s/ Curtis M Stevens
Name:    Curt M. Stevens
Title:    Executive Vice President, Administration,
and Chief Financial Officer

GREENSTONE INDUSTRIES, INC.

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

KETCHIKAN PULP COMPANY

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

LOUISIANA-PACIFIC INTERNATIONAL, INC.

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

LPS CORPORATION

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

CANADIAN BORROWERS:    LOUISIANA-PACIFIC CANADA HOLDINGS LTD.

By:    /s/ Mark G Tobin
Name:    Mark G. Tobin
Title:    Vice President and Treasurer

LOUISIANA-PACIFIC CANADA LTD.

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

LOUISIANA-PACIFIC (OSB) LTD.

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Treasurer

LOUISIANA-PACIFIC CANADA PULP CO.

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin

Title:    Treasurer

LOUISIANA-PACIFIC CANADA SALES ULC

By:    /s/ Mark G. Tobin
Name:    Mark G. Tobin
Title:    Vice President and Treasurer

AGENT AND LENDERS:    BANK OF AMERICA, N.A., as Agent and Lender

By:     /s/ Jason Riley
Name: Jason Riley
Title: Senior Vice President

ROYAL BANK OF CANADA, as Lender

By:     /s/ Felix Mednikov

Name:     Felix Mednikov
Title:     RBC Capital

By:     /s/ Robert Kizell

Name:     Robert Kizell
Title:     RBC Capital